Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 15 DATED SEPTEMBER 19, 2017

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions;
•	Update our management; and
•	Update our minimum investment amount.

Declaration of Distributions

On September 19, 2017, our manager, RM Adviser, LLC (the “Manager”), authorized a cash distribution of $0.0667 per share of the Company’s common shares to shareholders of record as of September 30, 2017.  The Manager expects that the distribution will be paid on or about October 15, 2017.

This distribution equates to approximately 8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning September 1, 2017 and ending September 30, 2017.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Management

The following information supersedes and replaces the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Executive Officers of our Manager

As of the date of this offering circular, the executive officers of our Manager and their positions and offices are as follows:

Name	Age*	Position
Jilliene Helman	30	Chief Executive Officer, President and Secretary
Justin Hughes	35	Senior Managing Director
Elizabeth Braman	43	Senior Managing Director
Karen Fleck	34	Chief Financial Officer, Vice President and Treasurer
Charles Taylor	47	Managing Director

*As of September 18, 2017

Jilliene Helman serves as our Chief Executive Officer. Since May 2012, Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co., where she is responsible for Realty Mogul, Co.’s strategic direction and operations. In this capacity, she has approved over $200 million of investments with property values worth over $800 million. From July 2008 to September 2012, Ms. Helman served in a variety of capacities at Union Bank, including as a Management Training Associate; an Assistant Vice President, Sales Development Manager; and Vice President, Corporate Risk Management. Ms. Helman held these positions across the wealth management, finance and risk management departments of Union Bank. Ms. Helman is a Certified Wealth Strategist and holds Series 7, Series 63 and Series 24 licenses. Ms. Helman has a Bachelor of Science in Business Administration degree from Georgetown University.

Justin Hughes has served as Senior Managing Director of our Manager since July 2016.  Mr.  Hughes has served as Chief Product Architect of Realty Mogul, Co., since July 2017 and previously held the titles of Chief Technology Officer and Senior Managing Director.  From September 2007 to May 2012, Mr. Hughes was an independent contractor supporting his clients with web application development, digital marketing and other IT-related services.  Mr. Hughes is a licensed real estate professional in California.  Mr. Hughes holds Series 7, Series 63 and Series 24 licenses.  Mr. Hughes has a Bachelor of Science degree from the University of California, Berkeley.

Elizabeth Braman has served as Senior Managing Director of our Manager since July 2016.  Ms. Braman has served as a Senior Managing Director of Realty Mogul, Co. since February 2017 and previously held the title of Chief Production Officer.  Ms. Braman is responsible for procuring new products and bringing new equity and debt investment opportunities to the Realty Mogul Platform.  From November 2012 to May 2014, Ms. Braman served as Chief Production Officer at ReadyCap Commercial, a provider of small-balance commercial real estate financing backed by Waterfall Asset Management, a firm with $5.4 billion in assets under management, where she headed originations.  From May 2011 to October 2012, Ms. Braman served as a Senior Vice President, Commercial Lending at Skyline Financial Corp., a mortgage banking and brokerage firm.  Ms. Braman is a Certified Commercial Investment Member (CCIM) and a licensed attorney.  Ms. Braman has more than 15 years of experience in commercial real estate.  Ms. Braman has a Bachelor of Arts degree from American University and a Master of Business Administration and a Juris Doctor degree from George Washington University.

Karen Fleck serves as our Chief Financial Officer. Since May 2016, Ms. Fleck has served as the Senior Vice President of Realty Mogul, Co. From March 2015 through May 2016, Ms. Fleck was the Controller of Realty Mogul, Co. From March 2011 to March 2015, Ms. Fleck served as the Chief Financial Officer of American Assets Investment Management, LLC and American Assets Capital Advisers, LLC,

which are both Registered Investment Advisors, and American Assets, Inc., an investment holding company. At these companies, she was responsible for financial management and accounting. Prior to joining American Assets, Inc., Ms. Fleck served as a supervisor at RSM US LLP where she worked for a wide range of audit clients, including public company clients registered with the SEC, and oversaw many complex areas of GAAP accounting. Ms. Fleck is a Certified Public Accountant. Ms. Fleck has a Bachelor of Science degree and a Master of Science in Accounting degree from the University of Connecticut.

Charles Taylor has served as Managing Director of our Manager since July 2017.  Mr. Taylor has served as Managing Director of Commercial Real Estate of Realty Mogul, Co. since February 2015.  Mr.  Taylor has more than 20 years of experience in commercial real estate finance, providing a broad capital markets understanding and well-rounded financing and investing perspective.  He has closed over $8 billion in commercial debt and equity transactions in his career.  Previously, Mr. Taylor was Principal and EVP at A10 Capital where he was responsible for originating commercial mortgage loans in the Southeastern United States.  Prior to A10 Capital, Mr. Taylor was director of acquisitions for Reynolds Capital Group, a real estate private equity fund with more than $130 million of committed capital.  Before joining Reynolds Capital, Mr. Taylor was an executive director with JP Morgan Chase & Co. in the Commercial Real Estate Debt Capital Markets group for 10 years.  He served as the head of underwriting for the East Region, overseeing teams in New York and Atlanta.  Mr. Taylor earned a Bachelor’s degree in Economics and a Master’s degree in Real Estate, both from the University of Florida.

Minimum Investment Amount

The following information supersedes and replaces the first full paragraph on the third cover page of the Offering Circular:

As of October 2, 2017, for investments made online through the Realty Mogul Platform, the minimum investment in our common shares for initial purchases is 1,000 shares, or $10,000 based on the current per share price, and the minimum investment for subsequent purchases is 100 shares, or $1,000 based on the current per share price.  For investments made through select registered investment advisor, or RIA, custodial platforms, the minimum investment in our common shares for initial purchases is 2,500 shares, or $25,000 based on the current per share price, and the minimum investment amount for subsequent purchases is 500 shares, or $5,000 based on the current per share price.  In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers.  We will disclose any new minimum investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect.  Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.  Any change to the minimum investment amount will apply to all new purchasers.

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about the Offering — Is there any minimum ninvestment required?”

Q: Is there a minimum investment required?

A: Yes.  As of October 2, 2017, for investments made online through the Realty Mogul Platform, you must initially purchase at least 1,000 common shares in this offering, or $10,000 based on the current per share price, and at least 100 common shares, or $1,000 based on the current per share price for subsequent investments.  For investments made through select RIA custodial platforms, you must initially purchase at least 2,500 common shares in this offering, or $25,000 based on the current per share price, and at least 500 common shares, or $5,000 based on the current per share price, for subsequent investments.  In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers.  We will disclose the new minimum investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect.  Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.  Any change to the minimum investment amount will apply to all new purchasers.

The following information supersedes and replaces the section of the Offering Circular captioned “How To Subscribe — Minimum Purchase Requirements”

Minimum Purchase Requirements

As of October 2, 2017, for investments made online through the Realty Mogul Platform, you must initially purchase at least 1,000 common shares in this offering, or $10,000 based on the current per share price, and at least 100 common shares, or $1,000 based on the current per share price, for subsequent investments.  For investments made through select RIA custodial platforms, you must initially purchase at least 2,500 common shares in this offering, or $25,000 based on the current per share price, and at least 500 common shares, or $5,000 based on the current per share price, for subsequent investments.  In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers.  We will disclose any new investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect.  Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.  Any change to the minimum investment amount will apply to all new purchasers.

The minimum investment amount for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.  In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount required for investments beyond the initial purchase.  Factors that our Manager may consider in modifying the minimum investment amount for investments beyond the initial purchase include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, the amount of money raised in investments beyond initial purchases, and the average investment amount in purchases beyond the initial ones.